UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
_________________________

FORM 6-K
_________________________

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Date of Report: August 5, 2021

Commission file number 1-33867
_________________________

TEEKAY TANKERS LTD.
(Exact name of Registrant as specified in its charter)
_________________________

4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda
(Address of principal executive office)
_________________________

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).
Yes ☐ No ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).
Yes ☐ No ☒

Item 1 — Information Contained in this Form 6-K Report

Attached as Exhibit 1 is a copy of an announcement of Teekay Tankers Ltd. dated August 5, 2021.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEEKAY TANKERS LTD.

Date: August 5, 2021	By:	/s/ Stewart Andrade
Stewart Andrade Chief Financial Officer (Principal Financial and Accounting Officer)

TEEKAY TANKERS LTD. REPORTS
SECOND QUARTER 2021 RESULTS

Highlights
•Reported GAAP net loss of $129.1 million, or $3.83 per share; and adjusted net loss(1) of $41.5 million, or $1.23 per share, in the second quarter of 2021 (excluding $86.7 million of vessel write-downs and other items listed in Appendix A to this release).
•In May 2021, Teekay Tankers repurchased two vessels with $57 million of existing liquidity that were previously under higher-cost sale-leaseback financings and therefore are currently unencumbered. Six additional vessels under similar sale-leaseback financings are scheduled to be repurchased in September 2021.
•Teekay Tankers has signed term sheets to refinance the above-mentioned vessels with lower-cost sale-leaseback financings, which are expected to be completed in the third quarter of 2021.
•Counter-cyclically in-chartered three Aframax-sized vessels for periods of 18 to 24 months, plus extension options.
•Strong balance sheet with a pro forma liquidity position of approximately $274 million(3) and net debt to capitalization(4) of 36 percent as at June 30, 2021.

Hamilton, Bermuda, August 5, 2021 - Teekay Tankers Ltd. (Teekay Tankers or the Company) (NYSE: TNK) today reported the Company's results for the quarter ended June 30, 2021:

Consolidated Financial Summary

	Three Months Ended
	June 30, 2021	March 31, 2021	June 30, 2020
(in thousands of U.S. dollars, except per share data)	(unaudited)	(unaudited)	(unaudited)
GAAP FINANCIAL COMPARISON
Total revenues	123,420	142,749	246,492
(Loss) income from operations	(119,434)	(11,843)	92,986
Net (loss) income	(129,144)	(21,365)	98,198
(Loss) earnings per share	(3.83)	(0.63)	2.91
NON-GAAP FINANCIAL COMPARISON
Total Adjusted EBITDA (1)	(6,804)	15,917	124,241
Adjusted net (loss) income (1)	(41,481)	(22,002)	80,700
Adjusted (loss) earnings per share (1)	(1.23)	(0.65)	2.39
Free cash flow (1)	(14,735)	5,769	125,799
Net debt (2)	529,959	506,196	549,347
(1)    These are non-GAAP financial measures. Please refer to "Definitions and Non-GAAP Financial Measures" and the Appendices to this release for definitions of these terms and reconciliations of these non-GAAP financial measures as used in this release to the most directly comparable financial measures under United States generally accepted accounting principles (GAAP).
(2)     Net debt is a non-GAAP financial measure and represents short-term, current and long-term debt and current and long-term obligations related to finance leases less cash and cash equivalents and restricted cash.
(3)     Pro forma for the $43 million refinancing of two unencumbered vessels that were previously under sale-leaseback arrangements. These two vessels were acquired for $57 million in May 2021 with existing liquidity and are expected to be refinanced as part of a new, lower-cost sale-leaseback financing in the third quarter of 2021.
(4)    Net debt to capitalization is a non-GAAP financial measure and represents net debt, as described in note (2) above, divided by the sum of net debt and equity. This measure is used by certain investors and management to evaluate the Company's use of financial leverage.

Teekay Tankers Ltd. Investor Relations Tel: +1 604 683-3529 www.teekaytankers.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

Second Quarter of 2021 Compared to First Quarter of 2021
GAAP net loss and non-GAAP adjusted net loss for the second quarter of 2021 were higher compared to the first quarter of 2021, primarily due to the expiration of certain fixed-rate time charter contracts, a higher number of scheduled drydockings, and lower average spot tanker rates during the second quarter of 2021. GAAP net loss in the second quarter of 2021 included a $86.7 million write-down of vessels, while GAAP net loss in the first quarter of 2021 included a $0.7 million write-down of an asset.

Second Quarter of 2021 Compared to Second Quarter of 2020
GAAP net loss and non-GAAP adjusted net loss for the second quarter of 2021, compared to the second quarter of 2020, were impacted primarily by lower average spot tanker rates in the second quarter of 2021, the expiration of certain fixed-rate time charter contracts, a higher number of scheduled drydockings, and the sale of two tankers during the first quarter of 2021. GAAP net loss in the second quarter of 2021 included a $86.7 million write-down of vessels, while GAAP net income in the second quarter of 2020 was positively impacted by a $15.2 million reversal in freight tax accruals relating to prior periods and a $3.1 million gain on sale of assets.
CEO Commentary
“Crude spot tanker rate weakness persisted in the second quarter of 2021 due to ongoing OPEC+ production cuts resulting from reduced oil demand related to the COVID-19 pandemic, an uneven economic recovery across various geographies, and a concentration of newbuilding deliveries in the first half of 2021,” commented Kevin Mackay, Teekay Tankers’ President and CEO.
“The tanker market weakened further early in the third quarter of 2021, particularly affecting our Suezmax tanker segment due to the timing of repositioning unfixed vessels. While the repositionings should optimize earnings for the full quarter, we have incurred additional bunker fuel expenses in the short-term, resulting in a lower reported third quarter to-date TCE rate,” commented Mr. Mackay. “Looking ahead, although the near-term outlook is uncertain due to COVID-19, we believe many of the leading indicators for a tanker market recovery continue to improve, including planned increases in OPEC+ production, declining global oil inventories, which are already below five-year average levels, and positive tanker fleet supply fundamentals as reflected in a low orderbook, heightened scrapping and a very limited amount of new tanker orders. Based on our forward view, we counter-cyclically in-chartered three Aframax-sized vessels for 18 to 24 months with extension options, which has been a profitable lever for us during past tanker market cycles.”
“The Company has a strong financial position with pro forma liquidity of approximately $274 million(1) and net debt to capitalization of 36 percent at the end of the second quarter of 2021,” commented Mr. Mackay. “As previously announced, we declared purchase options for a total of eight vessels on higher-cost sale-leaseback financings for a total of $185 million, two of which closed in May 2021. We have now signed term sheets for new lower-cost sale-leaseback financings for these eight vessels, totaling $142 million, which are expected to close in the third quarter of 2021 and result in interest expense savings for the first 12 months of approximately $11 million(2).”
(1)     Pro forma for the $43 million refinancing of two unencumbered vessels that were previously under sale-leaseback arrangements. These two vessels were acquired for $57 million in May 2021 with existing liquidity and are expected to be refinanced as part of a new, lower-cost sale-leaseback financing in the third quarter of 2021.
(2)    Assuming LIBOR rate of 0.20% in 2021 and 0.25% in 2022.
Summary of Recent Events
In November 2020 and March 2021, Teekay Tankers declared options to repurchase eight vessels that were under higher-cost long-term sale-leaseback financings. Two vessels were repurchased in May 2021 for $57 million, with the remaining six vessels expected to be repurchased for $129 million in September 2021. The Company has signed term sheets and is currently in documentation for new lower-cost sale-leaseback financings for total proceeds of $142 million to refinance these eight vessels, which financings are expected to be completed in the third quarter of 2021.

The Company has in-chartered two Aframax tankers and one LR2 tanker for periods of 18 to 24 months at an average rate of $17,800 per day. Each of the charters provides the Company with the option to extend for an additional 12 months at an average rate of $19,800 per day. Two vessels are expected to be delivered in August 2021 and the third vessel is expected to be delivered in late-2021 or early-2022.

Tanker Market

Crude tanker spot rates remained very weak during the second quarter of 2021 as the global COVID-19 pandemic continued to weigh on the crude tanker market. Some of the main factors which negatively impacted spot tanker rates included:

a.Uneven oil demand recovery – According to the International Energy Agency (IEA), global oil demand increased by 1.1 million barrels per day (mb/d) during the second quarter of 2021. However, total oil demand of 94.6 mb/d was still significantly below pre-COVID-19 levels of approximately 100 mb/d. Furthermore, the recovery in oil demand has been very uneven across different geographies, with a much stronger rebound in North America and Europe and a slower recovery in Asia, Latin America, and Africa. The slower pace of recovery in Asia is particularly problematic for the tanker market, as it is a large driver of tanker tonne-mile demand. Crude oil imports into China were down 3 percent year-over-year through the first half of 2021, the first such decline since 2013.

b.Continued OPEC+ supply discipline – Global oil supply continues to be constrained by OPEC+ production cuts, with global oil production of 94.5 mb/d in the second quarter of 2021 versus approximately 100 mb/d prior to the pandemic. The OPEC+ group did start to increase supply from May 2021 onwards, in line with their earlier pledge to raise production by 2.1 mb/d between May and August 2021. However, this did not translate fully into an increase in crude oil exports due to higher domestic oil consumption for power generation, particularly in Saudi Arabia.

c.Decline in long-haul crude oil movements – A widening spread between the price of Brent and Dubai crude oil meant that Atlantic basin crude oil became less attractive to Asian buyers. This led to a decrease in long-haul movement from the Atlantic-to-Pacific during the second quarter of 2021, with Asian buyers targeting Middle-Eastern crude instead. This led to a drop in average voyage distances which was negative for crude tanker tonne-mile demand.

d.Front-heavy newbuild delivery schedule – The global newbuilding delivery schedule for 2021 is heavily weighted to the first half of the year, which has led to a relatively large number of new tanker deliveries in the past six months. In the Suezmax sector, 20 of the 22 newbuildings set to deliver in 2021 have already been delivered. This has led to an increase in available fleet supply and, therefore, lower fleet utilization.

e.Higher bunker prices – An increase in crude oil prices has led to higher bunker costs, which weighed on tanker spot earnings during the second quarter of 2021.

Looking ahead, the Company is encouraged by tanker supply and demand indicators, which the Company believes point towards a market recovery in the coming quarters. According to the IEA, global oil demand is expected to increase from 94.7 mb/d in the second quarter of 2021 to 99.4 mb/d by the fourth quarter of 2021, taking oil demand close to pre-COVID-19 levels by the end of 2021. This steep increase in demand should spur an oil supply response from both OPEC and non-OPEC producers, particularly with global oil inventories now below five-year average levels. The OPEC+ group has recognized that more oil is needed and has pledged to increase production by 2 mb/d between August and December 2021 at an even rate of 0.4 mb/d per month. Global oil demand is projected to grow by a further 3.1 mb/d next year and OPEC+ has announced that it will gradually phase out its remaining supply cuts by September 2022 in order to meet this additional demand. The return of OPEC+ production, coupled with a projected increase in non-OPEC supply of 2.2 mb/d in the second half of 2021 and a further 1.8 mb/d in 2022, should lead to a significant increase in crude tanker demand in the coming quarters, which is expected to help drive an increase in fleet utilization and, therefore, crude spot tanker rates.

Fleet supply fundamentals continue to look very positive. The tanker orderbook remains relatively low at approximately 8 percent of the existing fleet size, which is largely unchanged from last quarter. Tanker newbuild ordering slowed considerably during the second quarter of 2021, mainly due to a rapid increase in newbuilding prices. Rising newbuild prices were the result of higher steel costs and a record amount of containership ordering that has soaked up shipyard capacity through 2023 and into 2024. With newbuilding prices continuing to rise, the Company expects that the level of newbuild ordering will remain relatively low in the near-term. Higher steel prices have also led to an increase in tanker scrap values, which are currently at a 10-year high. This has led to an increase in tanker scrapping, with 6.6 million deadweight tons (mdwt) removed in 2021 year-to-date versus 3.5 mdwt and 3.4 mdwt in all of 2020 and 2019, respectively, and on an annualized basis, is also running ahead of the 20-year historical average of 9 mdwt per year. The combination of a relatively small tanker orderbook, low levels of new tanker orders, and increased scrapping are expected to keep tanker fleet growth at relatively low levels over the next two to three years.
In summary, the tanker market continues to be severely impacted by the effects of COVID-19 on tanker demand. However, the projected increase in both oil demand and supply, coupled with positive fleet supply fundamentals, point towards an improvement in crude spot tanker rates over the coming quarters.

Operating Results
The following table highlights the operating performance of the Company’s time-charter vessels and spot vessels trading in revenue sharing arrangements (RSAs), voyage charters and full service lightering, in each case measured in net revenues(1) per revenue day, or time-charter equivalent (TCE) rates, before off-hire bunker expenses:

	Three Months Ended
	June 30, 2021(2)	March 31, 2021(2)	June 30, 2020(2)
Time Charter-Out Fleet
Suezmax revenue days	18	418	794
Suezmax TCE per revenue day	$44,202	$44,699	$37,740
Aframax revenue days	228	267	91
Aframax TCE per revenue day	$22,901	$22,887	$22,925
LR2 revenue days	28	90	71
LR2 TCE per revenue day	$28,207	$28,638	$25,463

Spot Fleet
Suezmax revenue days	2,206	1,906	1,544
Suezmax spot TCE per revenue day (3)	$9,797	$10,670	$46,484
Aframax revenue days	1,185	1,266	1,632
Aframax spot TCE per revenue day (4)	$9,609	$10,108	$29,569
LR2 revenue days	704	727	876
LR2 spot TCE per revenue day (5)	$11,079	$11,434	$29,621

Total Fleet
Suezmax revenue days	2,224	2,324	2,338
Suezmax TCE per revenue day	$10,085	$16,787	$43,516
Aframax revenue days	1,413	1,533	1,723
Aframax TCE per revenue day	$11,752	$12,333	$29,218
LR2 revenue days	732	817	947
LR2 TCE per revenue day	$11,745	$13,328	$29,309

(1)    Net revenues is a non-GAAP financial measure. Please refer to "Definitions and Non-GAAP Financial Measures" for a definition of this term.
(2)    Revenue days are the total number of calendar days the Company's vessels were in its possession during a period, less the total number of off-hire days during the period associated with major repairs, dry dockings or special or intermediate surveys. Consequently, revenue days represent the total number of days available for the vessel to earn revenue. Idle days, which are days when the vessel is available to earn revenue but is not employed, are included in revenue days.
(3)    Includes vessels trading in the Teekay Suezmax RSA and non-RSA voyage charters.
(4)    Includes Aframax vessels trading in the Teekay Aframax RSA, non-RSA voyage charters and full service lightering voyages.
(5)    Includes LR2 vessels trading in the Teekay Aframax RSA, non-RSA voyage charters, and full service lightering voyages.

Third Quarter of 2021 Spot Tanker Performance Update
The following table summarizes Teekay Tankers’ TCE rates fixed to-date in the third quarter of 2021 for its spot-traded fleet only:

	To-Date Spot Tanker Rates
	TCE Rates Per Day	% Fixed
Suezmax	$2,400	41%
Aframax (1)	$6,200	36%
LR2 (2)	$8,100	38%
The Company's lower spot-traded Suezmax TCE rate fixed to-date in the third quarter of 2021 is partially due to the timing of repositioning voyages for certain unfixed vessels, which have incurred bunker fuel expenses in the near-term without offsetting charter revenue which will be recorded later in the quarter when the vessels are fixed. Current Suezmax roundtrip TCE rates are averaging approximately $5,600 per day as per the latest Clarksons spot rates being reported.

(1)    Rates and percentage booked to-date include Aframax RSA, full service lightering (FSL) and non-RSA voyage charters for all Aframax vessels.
(2)    Rates and percentage booked to-date include Aframax RSA, FSL and non-RSA voyage charters for all LR2 vessels, whether trading in the clean or dirty spot market.

Teekay Tankers’ Fleet
The following table summarizes the Company’s fleet as of August 1, 2021:

	Owned and Leased Vessels	Chartered-in Vessels	Total
Fixed-rate:
Aframax Tankers	3	—	3
Total Fixed-Rate Fleet	3	—	3
Spot-rate:
Suezmax Tankers	26	—	26
Aframax Tankers(1)(2)(3)	12	1	13
LR2 Product Tankers(4)	9	—	9
VLCC Tanker(5)	1	—	1
Total Spot Fleet	48	1	49
Total Tanker Fleet	51	1	52
STS Support Vessels(6)	—	2	2
Total Teekay Tankers' Fleet	51	3	54

(1)    Includes one Aframax tanker with a charter-in contract that is scheduled to expire in August 2021. In July 2021, the Company entered into a new two-year charter-in contract for this tanker which will commence upon expiry of the previous contract and includes an option for the Company to extend for one year.
(2)    Excludes one Aframax tanker which is expected to be delivered to the Company between the fourth quarter of 2021 and the first quarter of 2022 under a 24-month time charter-in contract with an option to extend for one year.
(3)    Excludes one newbuilding Aframax tanker which is expected to be delivered to the Company in late-2022 under a seven-year time charter-in contract with options to extend for up to three years.
(4)    Excludes one LR2 product tanker which is expected to be delivered to the Company in August 2021 under an 18 to 24-month time charter-in contract with an option to extend for one year.
(5)    The Company’s ownership interest in this vessel is 50 percent.
(6)    Excludes one ship-to-ship (STS) support vessel which is expected to be delivered to the Company in September 2021 under a 24-month time charter-in contract with an option to extend for one year.

Liquidity Update
As at June 30, 2021, the Company had total liquidity of $231.4 million (comprised of $60.5 million in cash and cash equivalents and $170.9 million in undrawn capacity from its credit facilities) compared to total liquidity of $371.7 million as at March 31, 2021. Pro forma for the pending refinancing of two unencumbered vessels that were re-acquired in May 2021, and which were previously under a sale-leaseback financing, the Company's total liquidity would have been $274 million as of June 30, 2021.
Conference Call
The Company plans to host a conference call on Thursday, August 5, 2021 at 12:00 p.m. (ET) to discuss its results for the second quarter of 2021. All shareholders and interested parties are invited to listen to the live conference call by choosing from the following options:
•By dialing (800) 263-0877 or (647) 794-1825, if outside of North America, and quoting conference ID code 9663776.
•By accessing the webcast, which will be available on Teekay Tankers’ website at www.teekay.com (the archive will remain on the website for a period of one year).
An accompanying Second Quarter of 2021 Earnings Presentation will also be available at www.teekay.com in advance of the conference call start time.

About Teekay Tankers
Teekay Tankers currently has a fleet of 50 double-hull tankers (including 26 Suezmax tankers, 15 Aframax tankers and nine LR2 product tankers), and also has one time chartered-in tanker. Teekay Tankers’ vessels are typically employed through a mix of short- or medium-term fixed-rate time charter contracts and spot tanker market trading. Teekay Tankers also owns a Very Large Crude Carrier (VLCC) through a 50 percent-owned joint venture. In addition, Teekay Tankers owns a ship-to-ship transfer business that performs full service lightering and lightering support operations in the U.S. Gulf and Caribbean. Teekay Tankers was formed in December 2007 by Teekay Corporation as part of its strategy to expand its conventional oil tanker business.

Teekay Tankers’ Class A common stock trades on the New York Stock Exchange under the symbol “TNK.”

For Investor Relations enquiries contact:

Ryan Hamilton
Tel: +1 (604) 609-2963
Website: www.teekay.com

Definitions and Non-GAAP Financial Measures
This release includes various financial measures that are non-GAAP financial measures as defined under the rules of the Securities and Exchange Commission (SEC). These non-GAAP financial measures, which include Adjusted Net (Loss) Income, Free Cash Flow, Net Revenues, and Adjusted EBITDA, are intended to provide additional information and should not be considered substitutes for measures of performance prepared in accordance with GAAP. In addition, these measures do not have standardized definitions across companies, and therefore may not be comparable to similar measures presented by other companies. These non-GAAP measures are used by management, and the Company believes that these supplemental metrics assist investors and other users of its financial reports in comparing financial and operating performance of the Company across reporting periods and with other companies.
Non-GAAP Financial Measures
Adjusted net (loss) income excludes items of income or loss from GAAP net (loss) income that are typically excluded by securities analysts in their published estimates of the Company’s financial results. The Company believes that certain investors use this information to evaluate the Company’s financial performance, as does management. Please refer to Appendix A of this release for a reconciliation of this non-GAAP financial measure to net (loss) income, the most directly comparable GAAP measure reflected in the Company’s consolidated financial statements.
Adjusted EBITDA represents net (loss) income before interest, taxes, and depreciation and amortization and is adjusted to exclude certain items whose timing or amount cannot be reasonably estimated in advance or that are not considered representative of core operating performance. Such adjustments include foreign exchange gains and losses, write-downs of vessels, gains and losses on sale of assets, unrealized credit loss adjustments, unrealized gains and losses on derivative instruments and any write-offs and certain other income or expenses. Adjusted EBITDA also excludes realized gains or losses on interest rate swaps as management, in assessing the Company's performance, views these gains or losses as an element of interest expense and realized gains or losses on derivative instruments resulting from amendments or terminations of the underlying instruments. Consolidated Adjusted EBITDA represents Adjusted EBITDA from vessels that are consolidated on the Company's financial statements. Adjusted EBITDA from Equity-Accounted Joint Venture represents the Company's proportionate share of Adjusted EBITDA from its equity-accounted joint venture, and as a result, the Company does not have the unilateral ability to determine whether the cash generated by its equity-accounted joint venture is retained within the entity in which the Company holds the equity-accounted joint venture or distributed to the Company and other owners. In addition, the Company does not control the timing of any such distributions to the Company and other owners. Adjusted EBITDA is a non-GAAP financial measure used by certain investors and management to measure the operational performance of companies. Total Adjusted EBITDA represents Consolidated Adjusted EBITDA plus Adjusted EBITDA from Equity-Accounted Joint Venture. Please refer to Appendices C and D of this release for reconciliations of Adjusted EBITDA to net (loss) income and equity (loss) income, respectively, which are the most directly comparable GAAP measures reflected in the Company’s consolidated financial statements.
Free cash flow (FCF) represents net (loss) income, plus depreciation and amortization, unrealized losses from derivative instruments, write-down and loss on sale of assets, equity loss from the equity-accounted joint venture, and any write-offs and certain other non-cash non-recurring items, less unrealized gains from derivative instruments, gain on sales of vessels, equity income from the equity-accounted joint venture and certain other non-cash items. The Company includes FCF from the equity-accounted joint venture as a component of its FCF. FCF from the equity-accounted joint venture represents the Company’s proportionate share of FCF from its equity-accounted joint venture. The Company does not control its equity-accounted joint venture, and as a result, the Company does not have the unilateral ability to determine whether the cash generated by its equity-accounted joint venture is retained within the joint venture or distributed to the Company and other owners. In addition, the Company does not control the timing of such distributions to the Company and other owners. Consequently, readers are cautioned when using FCF as a liquidity measure as the amount contributed from FCF from the equity-accounted joint venture may not be available to the Company in the periods such FCF is generated by the equity-accounted joint venture. FCF is a non-GAAP financial measure used by certain investors and management to evaluate the Company’s financial and operating performance and to assess the Company’s ability to generate cash sufficient to repay debt, pay dividends and undertake capital and dry-dock expenditures. Please refer to Appendix B to this release for a reconciliation of this non-GAAP financial measure to net (loss) income, the most directly comparable GAAP financial measure reflected in the Company’s consolidated financial statements.
Net revenues represents (loss) income from operations before vessel operating expenses, time-charter hire expenses, depreciation and amortization, general and administrative expenses, and write-down and gain (loss) on sale of assets. Since the amount of voyage expenses the Company incurs for a particular charter depends on the type of the charter, the Company includes these costs in net revenues to improve the comparability between periods of reported revenues that are generated by the different types of charters and contracts. The Company principally uses net revenues, a non-GAAP financial measure, because the Company believes it provides more meaningful information about the deployment of the Company's vessels and their performance than does (loss) income from operations, the most directly comparable financial measure under GAAP.

Teekay Tankers Ltd.
Summary Consolidated Statements of (Loss) Income
(in thousands of U.S. dollars, except share and per share data)

	Three Months Ended			Six Months Ended
	June 30,	March 31,	June 30,	June 30,	June 30,
	2021	2021	2020	2021	2020
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Voyage charter revenues (1)	113,998	112,201	207,926	226,199	525,404
Time-charter revenues	7,065	28,285	34,986	35,350	50,553
Other revenues (2)	2,357	2,263	3,580	4,620	12,435
Total revenues	123,420	142,749	246,492	266,169	588,392

Voyage expenses (1)	(71,773)	(69,045)	(61,558)	(140,818)	(180,799)
Vessel operating expenses	(43,129)	(43,048)	(46,218)	(86,177)	(96,867)
Time-charter hire expenses	(2,138)	(3,630)	(9,296)	(5,768)	(19,175)
Depreciation and amortization	(26,895)	(26,684)	(29,546)	(53,579)	(59,178)
General and administrative expenses	(12,233)	(11,470)	(9,784)	(23,703)	(19,070)
(Write-down) and gain (loss) on sale of assets (3)	(86,686)	(715)	2,896	(87,401)	(191)
(Loss) income from operations	(119,434)	(11,843)	92,986	(131,277)	213,112

Interest expense	(9,299)	(10,068)	(13,492)	(19,367)	(28,627)
Interest income	29	30	567	59	823
Realized and unrealized (loss) gain on derivative instruments (4)	(512)	703	(589)	191	(1,416)
Equity (loss) income (5)	(829)	(359)	3,188	(1,188)	5,128
Other (expense) income	(1,218)	743	940	(475)	2,083
Net (loss) income before income tax	(131,263)	(20,794)	83,600	(152,057)	191,103

Income tax recovery (expense) (6)	2,119	(571)	14,598	1,548	13,934
Net (loss) income	(129,144)	(21,365)	98,198	(150,509)	205,037

(Loss) earnings per share attributable
to shareholders of Teekay Tankers
- Basic	(3.83)	(0.63)	2.91	(4.46)	6.08
- Diluted	(3.83)	(0.63)	2.89	(4.46)	6.04

Weighted-average number of total common
shares outstanding
- Basic	33,763,367	33,743,722	33,727,978	33,753,599	33,698,972
- Diluted	33,763,367	33,743,722	33,978,730	33,753,599	33,962,511

Number of outstanding shares of common
stock at the end of the period	33,778,986	33,755,457	33,738,143	33,778,986	33,738,143

(1)Voyage charter revenues include revenues earned from full service lightering activities. Voyage expenses include certain costs associated with full service lightering activities, which include: short-term in-charter expenses, bunker fuel expenses and other port expenses totaling $8.5 million, $7.9 million and $12.7 million for the three months ended June 30, 2021, March 31, 2021 and June 30, 2020, respectively, and $16.4 million and $31.4 million for the six months ended June 30, 2021 and June 30, 2020, respectively.

(2)Other revenues include lightering support and liquefied natural gas services revenue, revenue earned from the Company's responsibilities in employing the vessels subject to the RSAs, and bunker commissions earned. In April 2020, the Company sold a portion of its oil and gas ship-to-ship transfer support business, including its gas terminal management services.

(3)(Write-down) and gain (loss) on sale of assets for the three and six months ended June 30, 2021 includes a write-down of $85.0 million relating to three Suezmax tankers, one Aframax tanker and three LR2 product tankers, which were written-down to their estimated fair values. (Write-down) and gain (loss) on sale of assets for the three and six months ended June 30, 2021 also includes a write-down of $1.7 million relating to one Aframax tanker, which was classified as held for sale at June 30, 2021.

(4)Includes realized losses on interest rate swaps of nil and $0.1 million and a realized gain of $0.1 million for the three months ended June 30, 2021, March 31, 2021 and June 30, 2020, respectively, and a realized loss of $0.1 million and a realized gain of $0.6 million for the six months ended June 30, 2021 and June 30, 2020, respectively. The Company also recognized realized losses of $0.1 million, nil and $0.2 million for the three months ended June 30, 2021, March 31, 2021 and June 30, 2020, respectively, and realized losses of $0.1 million and $0.2 million for the six months ended June 30, 2021 and June 30, 2020, respectively, relating to its forward freight agreements.

(5)Equity (loss) income relates to the Company’s 50 percent interest in the High-Q Investment Ltd. (High-Q) joint venture, which owns one VLCC tanker.

(6)Income tax recovery (expense) for the three and six months ended June 30, 2020 included a reduction in freight tax accruals of $15.2 million related to periods prior to 2020.

Teekay Tankers Ltd.
Summary Consolidated Balance Sheets
(in thousands of U.S. dollars)

	As at	As at	As at
	June 30,	March 31,	December 31,
	2021	2021	2020
	(unaudited)	(unaudited)	(unaudited)
ASSETS
Cash and cash equivalents	60,498	87,595	97,232
Restricted cash	2,764	2,813	2,779
Accounts receivable	35,056	36,782	36,202
Bunker and lube oil inventory	49,609	40,403	34,606
Prepaid expenses	12,528	11,618	9,739
Due from affiliates	681	1,730	5,236
Assets held for sale (1)	11,925	—	32,974
Accrued revenue	20,673	38,057	26,640
Total current assets	193,734	218,998	245,408
Restricted cash – long-term	3,135	3,135	3,135
Vessels and equipment – net	1,056,657	1,085,289	1,104,742
Vessels related to finance leases – net	368,118	444,793	450,558
Operating lease right-of-use assets	548	708	2,529
Investment in and advances to equity-accounted joint venture	25,873	28,202	28,561
Other non-current assets	1,988	2,242	897
Intangible assets – net	1,734	1,860	1,989
Goodwill	2,426	2,426	2,426
Total assets	1,654,213	1,787,653	1,840,245

LIABILITIES AND EQUITY
Accounts payable and accrued liabilities	68,038	70,020	86,114
Short-term debt	10,000	20,000	10,000
Current portion of long-term debt	10,864	10,973	10,858
Current portion of derivative liabilities	632	313	289
Current obligations related to finance leases (2)	139,965	198,164	78,476
Current portion of operating lease liabilities	837	1,880	3,685
Due to affiliates	10,162	4,748	3,123
Other current liabilities	822	2,643	4,574
Total current liabilities	241,320	308,741	197,119
Long-term debt	282,735	214,805	232,103
Long-term obligations related to finance leases	152,792	155,797	281,567
Long-term operating lease liabilities	105	211	315
Other long-term liabilities	47,828	50,221	49,642
Derivative liabilities	—	—	597
Equity	929,433	1,057,878	1,078,902
Total liabilities and equity	1,654,213	1,787,653	1,840,245

Net debt (3)	529,959	506,196	509,858

(1)Assets held for sale at June 30, 2021 includes one Aframax vessel. Assets held for sale at December 31, 2020 included two unencumbered Aframax vessels. In March 2021, the Company completed the sales of these two vessels for total gross proceeds of $32.0 million.
(2)Current obligations related to finance leases at June 30, 2021 includes $128.8 million related to the declared purchase options on six vessels. The declaration was made in March 2021 with an expected completion date of September 2021. Current obligations related to finance leases at March 31, 2021 included $185.5 million related to the declared purchase options on eight vessels, two of which were purchased for a total cost of $56.7 million in May 2021.

(3)Net debt is a non-GAAP financial measure and represents short-term, current and long-term debt and current and long-term obligations related to finance leases less cash and cash equivalents and restricted cash.

Teekay Tankers Ltd.
Summary Consolidated Statements of Cash Flows
(in thousands of U.S. dollars)

	Six Months Ended
	June 30,	June 30,
	2021	2020
	(unaudited)	(unaudited)
Cash, cash equivalents and restricted cash provided by (used for)
OPERATING ACTIVITIES
Net (loss) income	(150,509)	205,037
Non-cash items:
Depreciation and amortization	53,579	59,178
Write-down and loss on sale of assets	87,401	191
Unrealized (gain) loss on derivative instruments	(388)	1,776
Equity loss (income)	1,188	(5,128)
Income tax recovery	(1,879)	(12,873)
Other	378	(8)
Change in operating assets and liabilities	(22,873)	60,379
Expenditures for dry docking	(12,602)	(3,681)
Net operating cash flow	(45,705)	304,871

FINANCING ACTIVITIES
Proceeds from short-term debt	25,000	205,000
Proceeds from long-term debt, net of issuance costs	70,000	477,822
Scheduled repayments of long-term debt	(5,615)	(8,812)
Prepayments of long-term debt	(15,000)	(717,368)
Prepayments of short-term debt	(25,000)	(245,000)
Scheduled repayments of obligations related to finance leases	(10,562)	(12,269)
Prepayment of obligations related to finance leases	(56,724)	—
Other	(93)	(562)
Net financing cash flow	(17,994)	(301,189)

INVESTING ACTIVITIES
Proceeds from sale of assets	32,687	75,214
Expenditures for vessels and equipment	(7,237)	(3,076)
Loan repayments from equity-accounted joint venture	1,500	3,500
Net investing cash flow	26,950	75,638

(Decrease) increase in cash, cash equivalents and restricted cash	(36,749)	79,320
Cash, cash equivalents and restricted cash, beginning of the period	103,146	96,790
Cash, cash equivalents and restricted cash, end of the period	66,397	176,110

Teekay Tankers Ltd.
Appendix A - Reconciliation of Non-GAAP Financial Measures
Adjusted Net (Loss) Income
(in thousands of U.S. dollars, except per share amounts)

	Three Months Ended
	June 30, 2021		March 31, 2021		June 30, 2020
	(unaudited)		(unaudited)		(unaudited)
	$	$ Per Share(1)	$	$ Per Share(1)	$	$ Per Share(1)
Net (loss) income - GAAP basis	(129,144)	($3.83)	(21,365)	($0.63)	98,198	$2.91

Add (subtract) specific items affecting net (loss) income:
Write-down and loss (gain) on sale of assets	86,686	$2.57	715	$0.02	(2,896)	($0.09)
Unrealized loss (gain) on derivative instruments (2)	352	$0.01	(740)	($0.02)	475	$0.02
Other (3)	625	$0.02	(612)	($0.02)	(15,077)	($0.45)
Total adjustments	87,663	$2.60	(637)	($0.02)	(17,498)	($0.52)
Adjusted net (loss) income attributable to
shareholders of Teekay Tankers	(41,481)	($1.23)	(22,002)	($0.65)	80,700	$2.39

(1)Basic per share amounts.
(2)Reflects unrealized gains or losses due to the changes in the mark-to-market value of derivative instruments that are not designated as hedges for accounting purposes, including unrealized gains or losses on interest rate swaps and forward freight agreements.
(3)The amount recorded for the three months ended June 30, 2021 primarily relates to unrealized foreign exchange losses. The amount recorded for the three months ended March 31, 2021 primarily relates to unrealized foreign exchange gains. The amount recorded for the three months ended June 30, 2020 primarily relates to a reduction to freight tax accruals of prior years and unrealized foreign exchange losses.

Teekay Tankers Ltd.
Appendix B - Reconciliation of Non-GAAP Financial Measures
Free Cash Flow
(in thousands of U.S. dollars, except share data)

	Three Months Ended
	June 30, 2021	March 31, 2021	June 30, 2020
	(unaudited)	(unaudited)	(unaudited)
Net (loss) income - GAAP basis	(129,144)	(21,365)	98,198

Add:
Depreciation and amortization	26,895	26,684	29,546
Proportionate share of free cash flow from equity-accounted joint venture	—	116	3,664
Unrealized loss on derivative instruments	352	—	475
Write-down of assets	86,686	715	185
Equity loss (1)	829	359	—

Less:
Proportionate share of free cash flow from equity-accounted joint venture	(353)	—	—
Unrealized gain on derivative instruments	—	(740)	—
Gain on sale of assets	—	—	(3,081)
Equity income (1)	—	—	(3,188)

Free cash flow	(14,735)	5,769	125,799

Weighted-average number of common shares outstanding for the period - basic	33,763,367	33,743,722	33,727,978
(1)Equity loss and equity income relate to the Company’s 50 percent ownership interest in the High-Q joint venture, which owns one VLCC tanker.

Teekay Tankers Ltd.
Appendix C - Reconciliation of Non-GAAP Financial Measures
Total Adjusted EBITDA
(in thousands of U.S. dollars)

	Three Months Ended
	June 30, 2021	March 31, 2021	June 30, 2020
	(unaudited)	(unaudited)	(unaudited)
Net (loss) income - GAAP basis	(129,144)	(21,365)	98,198
Depreciation and amortization	26,895	26,684	29,546
Interest expense, net of interest income	9,270	10,038	12,925
Income tax (recovery) expense	(2,119)	571	(14,598)
EBITDA	(95,098)	15,928	126,071

Add (subtract) specific income statement items affecting EBITDA:
Foreign exchange loss (gain)	625	(612)	87
Write-down and (gain) on sale of assets	86,686	715	(2,896)
Realized loss (gain) on interest rate swaps	72	65	(86)
Unrealized loss (gain) on derivative instruments	352	(740)	475
Equity loss (income)	829	359	(3,188)
Consolidated Adjusted EBITDA	(6,534)	15,715	120,463
Adjusted EBITDA from equity-accounted joint venture (See Appendix D)	(270)	202	3,778
Total Adjusted EBITDA	(6,804)	15,917	124,241

Teekay Tankers Ltd.
Appendix D - Reconciliation of Non-GAAP Financial Measures
Adjusted EBITDA from Equity-Accounted Joint Venture
(in thousands of U.S. dollars)

	Three Months Ended
	June 30, 2021		March 31, 2021		June 30, 2020
	(unaudited)		(unaudited)		(unaudited)
	At	Company's	At	Company's	At	Company's
	100%	Portion (1)	100%	Portion (1)	100%	Portion (1)
Revenues	288	143	997	499	8,113	4,056
Vessel and other operating expenses	(827)	(413)	(593)	(297)	(557)	(278)
Depreciation and amortization	(952)	(476)	(951)	(475)	(952)	(476)
(Loss) income from operations of equity-accounted joint venture	(1,491)	(746)	(547)	(273)	6,604	3,302

Interest expense, net of interest income	(167)	(83)	(167)	(84)	(228)	(114)
Income tax expense	—	—	(5)	(2)	—	—
Equity (loss) income of equity-accounted joint venture	(1,658)	(829)	(719)	(359)	6,376	3,188

Equity (loss) income of equity-accounted joint venture	(1,658)	(829)	(719)	(359)	6,376	3,188
Depreciation and amortization	952	476	951	475	952	476
Interest expense, net of interest income	167	83	167	84	228	114
Income tax expense	—	—	5	2	—	—
EBITDA from equity-accounted joint venture	(539)	(270)	404	202	7,556	3,778

Adjusted EBITDA from equity-accounted joint venture	(539)	(270)	404	202	7,556	3,778

(1) The Company’s proportionate share of its equity-accounted joint venture is 50 percent.

Forward Looking Statements
This release contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended) which reflect management’s current views with respect to certain future events and performance, including, among other things, statements regarding: the Company’s plans to refinance, and the timing of closing, the repurchase of sale-leaseback vessels, including anticipated interest expense savings; timing of and the Company's expectations regarding tanker charter-in contracts and sale-leaseback transactions; the Company's expectations regarding future earnings of repositioned unfixed vessels; crude oil and refined product tanker market fundamentals, including the balance of supply and demand in the oil and tanker markets and the volatility of such markets; the future outlook on the crude tanker spot and charter markets, and the impact thereon of various factors; forecasts of a potential recovery in the tanker market, as well as expected growth in global oil demand and supply; forecasts of worldwide tanker fleet growth or contraction (including as a result of higher newbuilding and steel prices) and newbuilding tanker orders and vessel scrapping; estimated fluctuations in global oil demand and supply levels, including anticipated future fluctuations in global oil inventories and the timing thereof; future OPEC+ and non-OPEC oil production increases, the timing thereof and the resulting impact on oil and tanker demand, as well as tanker fleet utilization and crude spot tanker rates; the impact of the COVID-19 global pandemic and related developments on the Company's business and tanker and oil market fundamentals; the Company's liquidity and market position; and the Company’s ability to benefit from an expected tanker market recovery.

The following factors are among those that could cause actual results to differ materially from the forward-looking statements, which involve risks and uncertainties, and that should be considered in evaluating any such statement: changes in tanker rates; changes in the production of, or demand for, oil or refined products; changes in trading patterns significantly affecting overall vessel tonnage requirements; OPEC+ and non-OPEC production and supply levels; the duration and extent of the COVID-19 global pandemic and any resulting effects on the markets in which the Company operates; the impact of the COVID-19 outbreak on the Company’s ability to maintain safe and efficient operations; the impact and timing of coronavirus vaccination programs; the impact of geopolitical tensions and changes in global economic conditions; greater or less than anticipated levels of tanker newbuilding orders and deliveries and greater or less than anticipated rates of tanker scrapping; the potential for early termination of charter contracts on existing vessels in the Company's fleet; the inability of charterers to make future charter payments; the inability of the Company to renew or replace charter contracts or to finance the repurchase of sale-leaseback vessels within anticipated timeframes; changes in global oil prices; changes in applicable industry laws and regulations and the timing of implementation of new laws and regulations and the impact of such changes, including IMO 2030 and others that may further regulate greenhouse gas emissions; increased costs; and other factors discussed in Teekay Tankers’ filings from time to time with the United States Securities and Exchange Commission, including its Annual Report on Form 20-F for the fiscal year ended December 31, 2020. The Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.